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WILLKIE FARR & GALLAGHER

787 Seventh Avenue
New York, NY 10019-6099

212 728 8000
Fax: 212 728 8111

02028327

SUPPL
82-34626

RECD S.E.C.
APR 8 2002
070

April 8, 2002

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Générale de Santé S.A.
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. ~~82-5239~~

Ladies and Gentlemen:

On behalf of Générale de Santé S.A., a *société anonyme* organized under the laws of the Republic of France (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on January 22, 2002 (file no. 82-5239) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit English language translations of the Company's press releases identified on Annex A attached hereto.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 728-8630.

Very truly yours,

Stuart R. Goldfarb /s.k.s.

Stuart R. Goldfarb

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

5/7

Enclosure

cc: Robert Marion
Laurent Faugérolas

New York
Washington, DC
Paris
London

ANNEX A

GÉNÉRALE DE • SANTÉ

PRESS RELEASE
Paris, February 14, 2002

FULL YEAR 2001 REVENUES UP 10.2%

Strong organic growth
Significant contribution from acquisitions
Confirmation of 2001 forecast results

In millions of euros	Twelve months 2001	Twelve months 2000	Change	
Revenues	975	885	90	+ 10.2%

For the twelve months ended December 31, 2001, GENERALE DE SANTE, the leading private hospital network in France and in Europe, generated consolidated revenues of 975 million euros, against 885 million Euros for the year 2000. This 10.2% increase can be broken down as follows:

	In millions of euros	% Change compared to 2000
Organic growth	+ 53	+6.0%
External growth (Acquisitions)	+ 88*	+9.9%
Disposals of subsidiaries	-44*	-4.9%
VAT reclaims on previous fiscal years	-7	-0.8%
TOTAL CHANGE	90	+10.2%

*Takes into account the date of entry or sale in 2000 and 2001

Organic Growth

The group showed strong organic growth, above target, up 6.0% on the previous year. The volume growth was 3.3%, noted in all activities. This increase was supported by the sustained development of Outpatient Surgery and the securing of new authorizations for the treatment of emergencies.

This supports GENERALE DE SANTE's strategy of creating poles of excellence and establishments of reference which are able to generate sustained organic growth.

The increase in tariffs produced an effect on prices of approximately 2.7%.

GÉNÉRALE DE • SANTÉ

External Growth

GENERALE DE SANTE actively pursued its acquisition strategy in 2001. The group made several acquisitions in accordance with selected geographical criteria, quality of service and profitability. These operations continued the completion of GENERALE DE SANTE's regional network in France.

The acquisitions represent nearly 100 million Euros of Revenues in a full year and comprise:

6 Acute Care clinics (775 beds)

2 medicalized retirement homes (149 beds)

1 company dedicated to Home Care

In addition the group took a 50% share in a group of 11 medicalized retirement homes.

Sale of establishments

In order to concentrate on a portfolio of strategic and profitable establishments, GENERALE DE SANTE sold two Acute Care clinics (188 beds).

Confirmation of 2001 Results

The growth of Revenues in 2001 enabled the increase in salaries to be absorbed.

GENERALE DE SANTE confirms, as indicated at the time of the Half year 2001 results, that the group should show an EBITDA and a profit before amortization of goodwill and minority interests similar to that of the previous year. These amounted to 127 million Euros and 29 million Euros respectively in 2000.

The consolidated results for 2001 will be published on March 14, 2002.

Générale de Santé is listed on the "Premier Marché" of Euronext Paris since June 2001. It is the market leader in France in the private hospital sector with a market share of about 10%. Abroad, the Group is active in Canada, Italy, Portugal and Switzerland.

Générale de Santé operates in all the major healthcare activities, which include acute care, psychiatry, rehabilitation and oncology, diagnostics, dependant care and services. The Company has over 15,000 employees and over 3,500 independent, private doctors. The Group is composed of 161 establishments, of which 140 in France representing a capacity of 15 641 hospital beds and dialysis places. In 2001, Générale de Santé serviced over one million patients.

Euroclear Code: 4447
Générale de Santé is part of the Next 150 index

Internet : www.generale-de-sante.fr

Contacts

Générale de Santé
Loic Ricour
Tel. + 33 1 53 23 17 15

Investor Relations

FINEO
Anne Guimard
Tél. + 33 1 45 72 20 96

GÉNÉRALE DE • SANTÉ

(2)

PRESS RELEASE
Paris, March 13, 2002

2001 RESULTS

Strong increase in Revenues: +10.2%

Modest progression in EBITDA in difficult market conditions

2002 Outlook : Générale de Santé confirms its business model of steady growth above 10% per year

in millions of euros	2001	2000	Change in %
Revenues	975	885	+10.2%
EBITDA	128	127	+0.8%
Income before tax	53	45	+17.8%
Income before amortization of goodwill	28	26	+7.7%
Net income	21	20	+5%
Operating cash flow after finance charges	122	107	+14%
Net indebtedness	379	542	-30%

Sustained organic growth and continuation of an active acquisition program

The leading private hospital network in France and in Europe, Générale de Santé recorded a 10.2% progression in sales for the year ended December 31, 2001.

In 2001, the Group enjoyed sustained organic growth of 6% which is above its initial target of +5%. This growth is split between a volume effect of +3.3%, and a price effect of +2.7%.

During the year, Générale de Santé actively pursued its acquisition policy. The 9 acquisitions completed in France brought the number of Group clinics to a total of 168. These acquisitions represent almost 100 million euros revenues on a full year basis. The Group also took a 50% stake in a group comprising 11 establishments of Care for the elderly.

Modest progression in EBITDA *in difficult market conditions*

2001 was marked by the shortage of nurses.

GÉNÉRALE DE • SANTÉ

In order to adjust to this situation, the Group increased wages significantly while reinforcing recruitment efforts and training programs. It was thus able to attract numerous health professionals. As a consequence, the nursing shortage has been reduced by nearly 62%. The *shortage today accounts for 5% of Générale de Santé's total nursing staff, against 13% at mid* 2001.

As a percentage of sales, operating costs ratios are above their 2000 level because of the increase in personnel costs. The Group considers that its salary policy now puts it in a competitive position in the private and public hospital sector. The pressure on margin has thus dissipated.

The growing importance of Group central purchasing made possible a decrease in costs of consumables from 17.1% down to 16.6 % of sales.

On a like for like basis, Générale de Santé generated EBITDA up almost 3% compared to 2000. On an real structure basis, EBITDA has grown modestly, in line with the Group forecasts made at the end of September 2001.

The funds raised by the IPO on the « Premier Marché » of Euronext Paris in June 2001 allowed the Group to reduce its net indebtedness by 30%.

After a 2001 first half which suffered from the increase in personnel costs, the results of the second half improved, reflecting the efforts achieved in terms of human resources.

2002 Outlook : Générale de Santé confirms its business model of steady growth above 10% per year

Based on the information available today, and excluding large acquisitions, the Group can provide the following guidance for 2002:

- Revenues : +12% minimum, i.e. at more than 1.1 billion euros
- EBITDA: + 10% increase minimum, i.e. at more than 140 million euros
- EBIT: +10% minimum.

Daniel Bour, Chairman and CEO said " *in 2001, the Group's teams demonstrated their ability to withstand the particularly difficult market conditions which prevailed in our sector and especially the shortage of nurses. We have also managed to attract new doctors who have integrated the Group's network of clinics. Our focus on quality which is a real differentiation factor, is demonstrated by the increase in the number of patients who trust us. We begin 2002 in better position to achieve our growth strategy within a sector undergoing full structuring, in France as well as in Europe*".

As indicated at the time of the IPO, Generale de Sante intends to pay dividends. The Board of Directors anticipates the payment of a dividend from the first full year earnings 2002.

FILE NO. 82-5239

GÉNÉRALE DE • SANTÉ

Preliminary 2002 earnings calendar:

2002 first quarter revenues	Wednesday, May 15, 2002
General shareholders meeting	Thursday, June 7, 2002
2002 first half revenues	Monday, August, 12, 2002
2002 first half results	Monday, September 16, 2002, after the market close, earnings presentation in Paris on Tuesday, September 17, 2002
2002 nine month revenues	Wednesday, November 13, 2002

Générale de Santé has been listed on the "Premier Marché" of Euronext Paris since June 2001. It is the market leader in France in the private hospital sector with a market share of about 10%. Abroad, the Group is active in Canada, Italy, Portugal and Switzerland.

Générale de Santé operates in all the major healthcare activities, which include acute care, psychiatry, rehabilitation and oncology, diagnostics, dependent care and services. The Company has over 15,000 employees and over 3,800 independent, private doctors. The Group is composed of 168 establishments, of which 149 in France representing a capacity of 17 269 hospital beds and dialysis places. In 2001, Générale de Santé serviced over one million patients.

Euroclear Code: 4447
Générale de Santé is part of the Next 150 index

Internet : www.generale-de-sante.fr

Contacts

Générale de Santé
Loïc Ricour : + 33 1 53 23 17 15
l.ricour@gsante.fr

Press
Nicole Micheletti : + 33 1 53 23 14 76
micheletti@fineo.com

Analysts and investors
Anne Guimard (FINEO)
Tél. + 33 1 45 72 20 96 / +33 1 53 23 17 18
generale-de-sante@fineo.com

GÉNÉRALE DE · SANTÉ

Consolidated income statement

	2001	2000	% change
Revenues	975,2	885.0	+ 10,2%
Employee expenses and profit sharing	(472,0)	(414,1)	+ 14,0%
Purchases	(162,2)	(151,7)	+ 6,9%
Taxes & other operating expenses	(171,1)	(153,5)	+11,5%
EBITDAR	169,9	165,7	+2,5%
Rentals	(41,7)	(38,5)	+8,3%
EBITDA	128,2	127,2	+0,8%
Depreciation and amortization	(60,2)	(55,4)	+8,7%
Operating income before non recurring items	68,0	71,8	- 5,3%
Non recurring items	16,1	12,1	+33,1%
EBITA	84,1	83,9	+0,2%
Net financial expenses	(30,7)	(39,3)	- 21,9%
Net income before taxes	53,4	44,6	+19,7%
Income tax	(20,0)	(15,5)	+ 29,0%
Amortization of goodwill	(7,0)	(5,7)	+ 22,8%
Minorities interests	(5,6)	(3,4)	+64,7%
Net income	20,8	20,0	+4,0%

GÉNÉRALE DE • SANTÉ

Consolidated balance sheet

	12/31/2001	12/31/2000
Intangible assets	128	102
Fixed assets	639	574
Financial assets	22	23
Deferred taxes, net	6	16
Working capital requirement	(102)	(58)
Net indebtedness	(379)	(542)
Provisions for contingencies and losses	(42)	(50)
Net assets	272	65
Shareholders' equity, group share	241	47
Minority interest	31	18
Shareholders' equity	272	65

FILE NO. 82-5239

GÉNÉRALE DE SANTÉ

MACIF

3

Paris, France April 4, 2002

GENERALE DE SANTE SELLS THE BUILDINGS AND GROUNDS OF JEAN MERMOZ PRIVATE HOSPITAL COMPLEX, CURRENTLY UNDER CONSTRUCTION IN LYON, FRANCE, FOR € 48 MILLION TO MUTAVIE, A MACIF SUBSIDIARY

Générale de Santé has sold the buildings under construction and grounds of the Jean Mermoz Private Hospital, its healthcare facility currently under construction in Lyon, France, for 48 million euros to Mutavie, a subsidiary of the French insurance company Macif.

This transaction totals 48 million euros, of which one third has been consolidated in the Group accounts at the end of December 2001. The outstanding balance will be progressively settled until Spring 2003

The sale of the buildings and grounds reflects Générale de Santé's strategy of focusing financial resources on the core healthcare business, enabling the Group to have funds to finance its planned growth by acquisition.

Mutavie has made this investment in order to diversify its property portfolio. Its decision to invest in this particular project was based on the impressive and innovative architectural and medical technology featured in the design of the hospital. The investment is an endorsement of the security offered by the Générale de Santé Group, its knowledge of the private healthcare sector and its solid financial base.

The new healthcare facility, located in central Lyon, in a rapidly developing area, will bring together 3 existing Générale de Santé clinics: Jeanne d'Arc, Sainte Anne Lumière and Saint Jean.

In Spring 2003, some 400 employees and 100 physicians will move into the Jean Mermoz Private Hospital where they will provide treatment and aftercare for an anticipated 25,000 patients each year. The hospital, with a capacity of 209 beds and outpatient services and occupying an area of 27,600 m^2, will house three separate facilities: the Medical and Surgical Clinic, the Medical Office, where patients can be seen by their physicians, and the Oncology Institute.

The three buildings, with their innovative design featuring the use of wood, glass and steel, will incorporate the latest advances in technology and medical innovation to facilitate the delivery of professional healthcare services, as well as ensuring the security and welfare of patients.

Générale de Santé
Générale de Santé listed on the Premier Marché of the Paris Euronext stock exchange in June 2001. The Group is the leading private hospital operator in France, serving some 10% of the market. Internationally, it also has a presence in Canada, Italy, Portugal and Switzerland.

With 168 facilities located throughout the world, Générale de Santé is the leading European healthcare services provider specialising in: hospital care (Medicine-Surgery-Obstetrics, Psychiatry, Post-Surgery Care and Rehabilitation, Cancer-Radiotherapy, Diagnostic, professional home care); care and services for the elderly (retirement homes); and ancillary services (hygiene and hotel services, audiovisual management, telephones and shops, hospital catering). Générale de Santé operates a unique network of 149 facilities throughout France, with more than 17,269 beds and outpatient facilities, serving the complete healthcare requirements of patients throughout their lives. In 2001, the Group's 16,000 employees and 3,800 physicians provided treatment and aftercare for more than one million patients.

***Mutavie** is a subsidiary of Macif and was founded in 1979. It manages retirement savings plan products and individual and group insurance policies, with more than 580,000 customers currently entrusting more than €6 billion (FFr 39.4 billion) of their savings to Mutavie. Its Euro Actiplus and Actipep products, as well as its multi-support products, are regularly ranked by industry press as amongst the best performing in the market.*

***Macif** is the leading family insurer in France. Group operating revenues for 2001 increased by 8.9% to €3.29 billion. Macif owes its success to its ability to provide quality insurance products that are affordable for everyone. Through its partners and subsidiaries, Macif responds to the five major areas of family security needs: accident insurance, planning and health, savings and life insurance, credit, and assistance.*
Macif, with some 4,260,000 members, has grown while at the same time maintaining its mutual approach focused on serving its members and its commitment to social welfare.

Press Contact:
Loïc Ricour - Générale de Santé
Tel: + 33-(0)1-53-231477 e-mail: l.ricour@gsante.fr